

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2015

Via E-mail
Garth McIntosh
Chief Executive Officer
Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot, Quebec, Canada J7V 7P2

> **Re:**   **Canwealth Minerals Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2015**
> **File No. 333-201468**

Dear Mr. McIntosh:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1.   We note your revised disclosure in response to prior comment 3 in our letter dated February 4, 2015. Noting your disclosure on page 18, which indicates that you do not have any agreement, understanding or arrangement with Mr. Howarth with respect to your mining claims, other than the promissory notes you issued to Mr. Howarth as consideration for the acquisition of mining claims, please revise to clarify the nature of any principal-agency relationship between Canwealth and Mr. Howarth and why the prospectus refers to Mr. Howarth as your "agent".

2.   Your revised disclosure on page 24 indicates that you have not repaid certain promissory notes and advances that were due and payable on various dates between 2013 and 2014, and that the holders of such notes, including Mr. Howarth, have not exercised their remedies under such notes. Please revise to describe in greater detail the nature of such available remedies. If material, please add related risk factor disclosure or advise.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
Alan C. Ederer, Esq.